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                                                                   Exhibit 19

Butler
Manufacturing
Company
SECOND
QUARTER
REPORT 1998
Six Months Ended
June 30, 1998
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108


To Our Shareholders:


Butler's second quarter sales of $239 million were almost equal to the second quarter a year ago. Net income of $4.9 million, or $.64 per share, compares with net operating earnings of $5.7 million, or $.74 per share, last year. Second quarter 1997 operating results included sales of about $13 million and net earnings of $1.3 million from the Grain Systems division which was sold in June 1997. Considering Butler's continuing operations on a comparable basis, second quarter 1998 sales were up about 5% and net earnings were 11% higher than a year ago.

For the first six months of this year, sales were $432 million, compared with $429 million in 1997, including $19 million of sales from the Grain Systems division. Net earnings of $6.1 million compare to net operating income of $7.6 million last year, including $1.7 million of earnings from the Grain Systems business. For the first half of 1998, our continuing businesses had a 5% increase in sales and a 3% improvement in net income.

In our Building Systems group, the U.S. metal building systems division had a good first six months, with a 16% increase in earnings on modestly higher sales compared to a year ago. Our building systems businesses in Europe and in China are progressing satisfactorily, with operating losses lower than last year. The market in the United Kingdom, however, is weakening because of pressures resulting from the high valuation of the pound in relation to other currencies. We still expect Europe to make substantial progress in reducing the loss experienced in 1997. Butler's subsidiary in Brazil continued to suffer operational difficulties, despite good market acceptance of its building products. Losses in Brazil are up significantly through June compared to a year ago. We are taking aggressive actions to contain the near term losses and to address the longer term challenges and opportunities we face in Brazil. Improvements in all areas of operational execution in the Lester wood frame buildings division enabled it to achieve substantially better results for the second quarter and the first six months of this year, despite year-to-date sales slightly lower than in 1997. Butler's new Innovative Building Technology division, specializing in panelized product applications, is finding encouraging market acceptance and recorded a start-up loss of about $.04 per share during the first six months of this year.

The Vistawall architectural products group achieved a very strong 25% increase in sales in the first half of 1998, aided by acquisitions made in 1997, good construction activity in the commercial and institutional market segments, and effective sales, marketing and service performance throughout the division. Group earnings were also higher, although price competition within the industry is more intense than market conditions might suggest.

Butler Construction had six months earnings substantially better than last year, despite 7% lower contract billings. More effective project execution has been an important part of their better results.
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In recent weeks we have announced the beginning of a transition within the senior management group at Butler. I have communicated my intention to take early retirement in mid-1999. In anticipation of that, John Holland has been elected Executive Vice President and will succeed me as Chief Executive
Officer. John has had a distinguished eighteen year career at Butler, most recently serving as Chief Financial Officer. Larry Miller, our Treasurer, has been selected to replace John as CFO. All of these moves, and others to follow, are planned to put in place an experienced, new, senior executive team to lead Butler for the next several years.

In June we accepted with regret the resignation of Robert E. Cook from our Board of Directors. Bob joined the Butler board in 1987 and made many important contributions throughout his service. His expanded international management responsibilities at his own company precluded his having the time available to continue on our board.

The outlook for the construction market is currently somewhat mixed. A recent Dun & Bradstreet survey of 200 construction executives concluded that "while the construction market remains quite strong, a mild deceleration in growth rates may now be taking shape." While there are several reasons to be cautious, our prospect, proposal, and order activity remains quite strong. Total backlog of $341 million on June 30 was up 13% from a year ago. Product backlog was 17% higher, and construction backlog was 6% lower.

Cordially yours,

/s/Robert H. West

Robert H. West
Chairman and Chief Executive Officer


July 16, 1998
Butler Manufacturing Company